June 30, 2026
with report on review of interim condensed consolidated financial information

Report on review of interim condensed consolidated financial information

To the Shareholders and Management of
StoneCo Ltd.
Introduction
We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd. (the “Company”) as at June 30, 2026 which comprise the interim consolidated statement of financial position as at June 30, 2026 and the related interim consolidated statements of profit or loss and of other comprehensive income (loss) for the three and six-months periods then ended, changes in equity and cash flows for the six months period then ended and explanatory notes.
Management is responsible for the preparation and presentation of this interim condensed consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim condensed consolidated financial information based on our review.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.
A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, August 12, 2026.

ERNST & YOUNG
Auditores Independentes S/S Ltda.

Unaudited interim consolidated statement of financial position
As of June 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of financial position as of June 30, 2026 and December 31, 2025

	Notes	June 30, 2026	December 31, 2025

Assets
Current assets
Cash and cash equivalents	4	7,356,159	4,821,703
Short-term investments	5.1	840,488	1,119,136
Financial assets from banking solutions	5.5	1,560,579	1,855,796
Accounts receivable from card issuers	5.2.1	36,666,926	41,275,188
Trade accounts receivable	5.3.1	281,912	222,501
Credit portfolio	5.4	2,632,929	2,008,436
Recoverable taxes	7	416,408	690,285
Derivative financial instruments	5.7	64,172	58,554
Other assets	6	505,381	372,634
		50,324,954	52,424,233

Assets classified as held for sale	20.1	—	4,022,823
		50,324,954	56,447,056

Non-current assets
Long-term investments	5.1	24,701	24,586
Accounts receivable from card issuers	5.2.1	192,828	146,776
Trade accounts receivable	5.3.1	17,908	21,874
Credit portfolio	5.4	454,566	438,380
Derivative financial instruments	5.7	8,596	11,464
Deferred tax assets	8.2	2,826,624	1,256,150
Investment in associates		70,818	71,614
Property and equipment	9.1	1,700,670	1,725,506
Intangible assets	10.1	2,018,161	1,986,935
Other assets	6	233,670	166,555
		7,548,542	5,849,840

Total assets		57,873,496	62,296,896
			(continued)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of financial position
As of June 30, 2026 and December 31, 2025
(In thousands of Brazilian Reais)

	Notes	June 30, 2026	December 31, 2025

Liabilities and equity
Current liabilities
Retail deposits	5.6.1	10,796,611	11,090,985
Accounts payable to clients	5.2.2	17,539,092	18,081,964
Trade accounts payable		848,890	848,341
Institutional deposits and marketable debt securities	5.6.2	4,503,017	5,777,314
Other debt instruments	5.6.2	4,131,666	2,866,445
Labor and social security liabilities		401,034	536,364
Taxes payable		1,007,428	899,270
Derivative financial instruments	5.7	486,765	94,871
Other liabilities		164,084	215,497
		39,878,587	40,411,051

Liabilities associated with assets held for sale	20.1	—	793,006
		39,878,587	41,204,057

Non-current liabilities
Accounts payable to clients	5.2.2	102,134	72,383
Institutional deposits and marketable debt securities	5.6.2	4,502,818	4,578,162
Other debt instruments	5.6.2	3,127,003	4,360,144
Derivative financial instruments	5.7	274,182	176,166
Deferred tax liabilities	8.2	376,324	309,136
Provision for contingencies	12.1	241,146	214,914
Labor and social security liabilities		56,593	82,869
Other liabilities		277,052	264,294
		8,957,252	10,058,068

Total liabilities		48,835,839	51,262,125

Equity
Issued capital	13.1	76	76
Capital reserve	13.2	6,716,448	14,181,160
Treasury shares	13.3	(1,420,303)	(4,591,288)
Other comprehensive income (loss)	13.5	(425,344)	(536,073)
Retained earnings		4,124,460	1,973,342
		8,995,337	11,027,217
Other comprehensive income (loss) associated with assets held for sale	20.1	—	(32,201)
Equity attributable to controlling shareholders		8,995,337	10,995,016
Non-controlling interests		42,320	39,755
Total equity		9,037,657	11,034,771

Total liabilities and equity		57,873,496	62,296,896
			(concluded)
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of profit or loss
For the six and three months ended June 30, 2026 and 2025
(In thousands of Brazilian Reais, unless otherwise stated)
Unaudited interim consolidated statement of profit or loss for the six and three months ended June 30, 2026 and 2025

		Six months ended June 30,		Three months ended June 30,
	Notes	2026	2025	2026	2025

Continuing operations
Net revenue from transaction activities and other services	15.1	908,588	1,318,880	427,164	658,132
Net revenue from subscription services and equipment rental	15.1	496,158	434,797	244,340	218,932
Financial income	15.1	5,248,118	4,712,232	2,665,876	2,409,177
Other financial income	15.1	512,543	395,811	250,003	214,677
Total revenue and income from continuing operations		7,165,407	6,861,720	3,587,383	3,500,918

Cost of services	16	(2,135,017)	(1,636,182)	(1,146,035)	(850,390)
Administrative expenses	16	(420,487)	(432,890)	(209,963)	(225,106)
Selling expenses	16	(1,087,482)	(1,058,353)	(544,396)	(530,999)
Financial expenses, net	17	(2,185,880)	(2,178,813)	(1,081,265)	(1,091,847)
Other income (expenses), net	16	(219,321)	(236,008)	(116,230)	(110,778)
		(6,048,187)	(5,542,246)	(3,097,889)	(2,809,120)

Gain (loss) on investment in associates		(614)	(138)	93	(499)
Profit before income taxes from continuing operations		1,116,606	1,319,336	489,587	691,299

Current income tax and social contribution	8.1	(445,275)	(298,672)	(195,313)	(175,308)
Deferred income tax and social contribution	8.1	1,558,885	78,181	155,665	71,176
Net income for the period from continuing operations		2,230,216	1,098,845	449,939	587,167

Net income (loss) for the period from discontinued operations	20.1	(68,938)	20,881	—	15,812
Net income for the period		2,161,278	1,119,726	449,939	602,979

Net income attributable to:
Controlling shareholders from continuing operations		2,220,056	1,094,773	444,593	583,927
Non-controlling interests from continuing operations		10,160	4,072	5,346	3,240
		2,230,216	1,098,845	449,939	587,167

Controlling shareholders from discontinued operations		(68,938)	18,194	—	14,582
Non-controlling interests from discontinued operations		—	2,687	—	1,230
		(68,938)	20,881	—	15,812

Earnings per share of continuing operations
Basic earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	9.11	3.99	1.86	2.17
Diluted earnings per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	8.91	3.90	1.81	2.12
Earnings per share of discontinued operations
Basic earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	(0.28)	0.07	—	0.05
Diluted earnings (loss) per share for the period attributable to controlling shareholders (in Brazilian reais)	14.2	(0.28)	0.06	—	0.05
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of other comprehensive income (loss)
For the six and three months ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of other comprehensive income (loss) for the six and three months ended June 30, 2026 and 2025

		Six months ended June 30,		Three months ended June 30,
	Notes	2026	2025	2026	2025

Net income for the period		2,161,278	1,119,726	449,939	602,979

Other comprehensive income ("OCI")

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Changes in the fair value of accounts receivable from card issuers	19.1.1	187,743	(265,219)	119,320	(116,583)
Tax on changes in the fair value of accounts receivable from card issuers	8.2	(59,766)	90,174	(44,102)	39,638
Exchange differences on translation of foreign operations		5,833	(9,284)	(1,382)	(2,330)
Changes in the fair value of cash flow hedge		(10,940)	21,766	4,374	6,939
Tax on changes in the fair value of cash flow hedge	8.2	4,167	(9,227)	(1,160)	(3,237)
Net monetary position in hyperinflationary economies		—	7,592	—	602
Other comprehensive income (loss) that were reclassified to profit or loss in subsequent periods:
Reclassification to profit or loss of accumulated exchange differences on disposal of foreign operation		14,959	—	—	—
Other comprehensive income (loss) for the period		141,996	(164,198)	77,050	(74,971)

Total comprehensive income for the period		2,303,274	955,528	526,989	528,008

Total comprehensive income attributable to:
Controlling shareholders		2,294,048	948,934	521,687	523,561
Non-controlling interests		9,226	6,594	5,302	4,447
Total comprehensive income for the period		2,303,274	955,528	526,989	528,008
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of changes in equity
For the six months ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of changes in equity for the six months ended June 30, 2026 and 2025

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other comprehensive income	Other comprehensive income associated with assets held for sale	Retained earnings (accumulated losses)	Total	Non-controlling interests	Total

Balance as of December 31, 2024		76	13,825,325	(581,416)	61,127	910,176	14,215,212	(1,805,896)	(287,048)	—	(346,360)	11,775,984	51,298	11,827,282
Net income for the period		—	—	—	—	—	—	—	—	—	1,112,967	1,112,967	6,759	1,119,726
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	(133,807)	(30,226)	—	(164,033)	(165)	(164,198)
Total comprehensive income		—	—	—	—	—	—	—	(133,807)	(30,226)	1,112,967	948,934	6,594	955,528
Repurchase of shares		—	—	—	—	—	—	(1,241,275)	—	—	—	(1,241,275)	—	(1,241,275)
Share-based payments		—	—	—	—	89,910	89,910	—	—	—	—	89,910	—	89,910
Shares delivered under share-based payment arrangements		—	—	(144,960)	—	—	(144,960)	144,960	—	—	—	—	—	—
Equity transaction related to put options over non-controlling interest		—	—	—	—	(6,954)	(6,954)	—	—	—	—	(6,954)	(1,018)	(7,972)
Equity transaction with non-controlling interests		—	—	—	—	—	—	—	—		—	—	1,990	1,990
Dividends paid		—	—	—	—	—	—	—	—	—	—	—	(6,151)	(6,151)
Balance as of June 30, 2025		76	13,825,325	(726,376)	61,127	993,132	14,153,208	(2,902,211)	(420,855)	(30,226)	766,607	11,566,599	52,713	11,619,312

Balance as of December 31, 2025		76	13,825,325	(783,058)	61,127	1,077,766	14,181,160	(4,591,288)	(536,073)	(32,201)	1,973,342	10,995,016	39,755	11,034,771
Net income for the period		—	—	—	—	—	—	—	—	—	2,151,118	2,151,118	10,160	2,161,278
Other comprehensive income (loss) for the period		—	—	—	—	—	—	—	110,729	32,201	—	142,930	(934)	141,996
Total comprehensive income		—	—	—	—	—	—	—	110,729	32,201	2,151,118	2,294,048	9,226	2,303,274
Repurchase of shares	13.3	—	—	—	—	—	—	(1,270,813)	—	—	—	(1,270,813)	—	(1,270,813)
Share-based payments		—	—	—	—	74,589	74,589	—	—	—	—	74,589	—	74,589
Premium received in option transactions	13.3	—	—	—	—	520	520	—	—	—	—	520	—	520
Cancellation of shares	13.3	—	(4,283,325)	—	—	—	(4,283,325)	4,283,325	—	—	—	—	—	—
Shares delivered under share-based payment arrangements		—	—	(158,473)	—	—	(158,473)	158,473	—	—	—	—	—	—
Equity transaction related to put options over non controlling interest		—	—	—	—	(19,775)	(19,775)	—	—	—	—	(19,775)	9,667	(10,108)
Dividends paid	13.6	—	(3,078,248)	—	—	—	(3,078,248)	—	—	—	—	(3,078,248)	(16,226)	(3,094,474)
Others		—	—	—	—	—	—	—	—	—	—	—	(102)	(102)
Balance as of June 30, 2026		76	6,463,752	(941,531)	61,127	1,133,100	6,716,448	(1,420,303)	(425,344)	—	4,124,460	8,995,337	42,320	9,037,657
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the six months ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)
Unaudited interim consolidated statement of cash flows for the six months ended June 30, 2026 and 2025

		Six months ended June 30,
	Notes	2026	2025
Operating activities
Net income for the period		2,161,278	1,119,726
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	9.2	463,361	529,287
Deferred income tax and social contribution	8.2/20.1	(1,544,710)	(84,186)
Gain (loss) on investment in associates		614	138
Accrued interest, monetary and exchange variations, net		518,290	478,098
Provision for contingencies		71,774	61,945
Share-based payments expenses		170,545	184,005
Allowance for expected credit losses		660,254	147,227
Loss (gain) on disposal of property, equipment and intangible assets	19.2.5	34,621	(35,240)
Effect of applying hyperinflation accounting		(10,196)	7,533
Loss (gain) on sale of subsidiary		24,528	—
Fair value adjustment in financial instruments at FVPL	19.2.1	(37,345)	196,273
Fair value adjustment in derivatives		(27,353)	(201,070)
Remeasurement of previously held interest in subsidiary acquired		—	(1,986)
Working capital adjustments:
Accounts receivable from card issuers		5,419,316	(5,786,107)
Receivables from related parties		5,840	350
Recoverable taxes		594,354	(34,497)
Prepaid expenses		(32,599)	(28,006)
Trade accounts receivable, banking solutions and other assets		(304,315)	7,419,379
Credit portfolio		(435,033)	(378,193)
Accounts payable to clients		(5,196,935)	(5,456,265)
Taxes payable		(78,708)	277,209
Labor and social security liabilities		(284,398)	(98,695)
Payment of contingencies	12.1	(50,439)	(42,633)
Trade accounts payable and other liabilities		(107,627)	(8,083)
Interest paid		(681,725)	(383,970)
Interest income received, net of costs	19.2.2	3,803,097	3,311,818
Income tax paid		(95,866)	(182,127)
Net cash provided by (used in) operating activities		5,040,623	1,011,930

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Unaudited interim consolidated statement of cash flows
For the six months ended June 30, 2026 and 2025
(In thousands of Brazilian Reais)

		Six months ended June 30,
	Notes	2026	2025
Investing activities
Purchases of property and equipment	19.2.3	(346,715)	(391,531)
Purchases and development of intangible assets	19.2.4	(186,704)	(214,954)
Proceeds from (investment in) short-term investments, net		358,165	296,465
Sale of subsidiary, net of cash disposed		3,095,027	—
Proceeds from the disposal of non-current assets	19.2.5	599	66
Acquisition of subsidiary, net of cash acquired		—	(1,993)
Receipt from the sale of interest in subsidiaries		9,598	—
Payment of interest in subsidiaries acquired		(3,490)	(7,377)
Net cash provided by (used in) investing activities		2,926,480	(319,324)

Financing activities
Proceeds from institutional deposits and marketable debt securities	5.6.2	2,178,936	1,830,149
Payment of institutional deposits and marketable debt securities	5.6.2	(3,779,955)	(1,183,317)
Proceeds from other debt instruments, except lease	5.6.2	580,804	1,954,592
Payment of other debt instruments, except lease	5.6.2	(266,295)	(1,615,105)
Payment of principal portion of leases liabilities	5.6.2	(30,361)	(50,462)
Repurchase of own shares	13.3	(1,270,813)	(1,241,275)
Premium received in option transactions over own equity instruments	13.4	520	—
Acquisition of non-controlling interests		(80)	—
Dividend paid	13.6	(3,078,248)	—
Dividends paid to non-controlling interests		(16,226)	(6,151)
Net cash provided by (used in) financing activities		(5,681,718)	(311,569)

Effect of foreign exchange on cash and cash equivalents		18,428	(22,971)
Change in cash and cash equivalents		2,303,813	358,066

Cash and cash equivalents at beginning of period	4	5,052,346	5,227,654
Cash and cash equivalents at end of period	4	7,356,159	5,585,720
Change in cash and cash equivalents		2,303,813	358,066
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
Notes to unaudited interim condensed consolidated financial statements as of June 30, 2026
1.    Operations
StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240 Grand Cayman E9 KY1-1002.
André Street, one of the co-founders of the Company, controls directly and indirectly 2.54% of Class A common shares and 100% of Class B common shares as of June 30, 2026. Accordingly, André Street directly and indirectly owns 8.48% of outstanding common shares and 40.89% of the combined voting power of common shares.
The Company’s shares are publicly traded on Nasdaq under the ticker symbol STNE.
The Company and its subsidiaries (collectively, the “Group”), is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses with payments, banking and credit.
2.    Basis of preparation and changes to the Group’s accounting policies and estimates
2.1.    Basis of preparation
The interim condensed consolidated financial statements for the six months ended June 30, 2026 have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), on the basis that it will continue to operate as a going concern.
The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2025.
The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year.
The interim condensed consolidated financial statements of the Group for the six months ended June 30, 2026 and 2025 were approved by the Audit Committee on August 12, 2026.
2.2.    Estimates
The preparation of the Group’s interim financial statements requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented of revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.
Judgments, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of material differences between the estimated and actual results in the future.
In preparing these interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those from the consolidated financial statements for the year ended December 31, 2025.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
2.3. New standards and amendments to standards and interpretations adopted
•Annual Improvements to IFRS accounting Standards – Volume 11: In July 2024, IASB issued nine narrow scope amendments as part of its periodic maintenance of IFRS accounting standards. The amendments include clarifications, simplifications, corrections or changes to improve consistency in IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial instruments: Disclosure and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statements of Cash Flows.
•IFRS 9 - Financial instruments and IFRS 7 - Financial instruments: Disclosures: On 30 May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures (the “Amendments”). The Amendments provide additional guidance and clarity on the following specific matters: date of recognition and write-off of financial instruments and significant characteristics in the assessment of sole payments of principal and interest (“SPPI Test”) for financial assets, and guidance on the assessment of contractual cash flows for financial assets with environmental, social and corporate governance (ESG) and similar features. In addition, the amendments add disclosures relating to equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events.
The application of these accounting standards as of January 1, 2026, had no significant impact on the Group’s consolidated financial statements.
3.    Group information
3.1.    Subsidiaries
In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which the Company holds control.
The following table shows the main consolidated entities, which correspond to the Group’s most relevant operating vehicles.

		% of Group's equity interest
Entity name	Main activities	June 30, 2026	December 31, 2025

Stone Instituição de Pagamento S.A. (“Stone IP”)	Merchant acquiring	100.00	100.00
Pagar.me S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
Stone Corporate SPE S.A. ("Stone Corporate")	Financial services	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
Stone Sociedade de Crédito, Financiamento e Investimento S.A. ("Stone SCFI")	Financial services	100.00	100.00
Tapso Fundo de Investimento em Direitos Creditórios Responsabilidade Limitada ("FIDC TAPSO")	Investment fund	100.00	100.00
During the first quarter of 2026, wholly-owned subsidiaries of the Group were incorporated in Switzerland (Stone Capital AG), in Luxembourg (Stone ALP Holding SARL and Stone VETC SARL), and in the United States (Stone Apex Capital LLC). The functional currency of these entities is the Brazilian Real (BRL).
There were no changes in the interest held by the Group in its subsidiaries.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
The Group holds call options to acquire additional interests in some of its subsidiaries (Note 5.7) and issued put options to non-controlling investors (Note 5.10.1(g)).
3.2.    Associates
The following table shows all entities in which the Group has significant influence.

		% of Group's equity interest
Entity name	Main activities	June 30, 2026	December 31, 2025

Agilize Contabilidade Holding Limited ("Agilize Cayman")	Technology services	28.70	28.70
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Delivery Much Tecnologia S.A. (“Delivery Much”) (a)	Food delivery marketplace	28.95	29.49
Dental Office S.A. (“Dental Office”) (b)	Technology services	—	20.00

(a)Dilution of the Company's equity interest resulting from a capital increase.
(b)The equity interest held by the Group in Dental Office was disposed of in April, 2026.

The Group holds call options to acquire additional interests in some of its associates (Note 5.7).
4.    Cash and cash equivalents

	June 30, 2026	December 31, 2025

Denominated in R$ (a)	5,902,247	4,772,659
Denominated in US$ (a)	1,453,912	49,044
	7,356,159	4,821,703

(a)As of December 31, 2025, the amount of R$ 4,821,703 relates to continuing operations, Cash and cash equivalents from discontinued operations amount to R$ 230,643, resulting in a total of R$ 5,052,346, as presented in the Consolidated statement of cash flows.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.    Financial instruments
5.1.    Short and Long-term investments

	Short-term	Long-term	June 30, 2026

Bonds
Brazilian sovereign bonds	200,145	115	200,260
Structured notes linked to Brazilian sovereign bonds	569,673	—	569,673
Time deposits	69,995	—	69,995
Equity securities (a)	—	24,586	24,586
Investment funds (b)	675	—	675
	840,488	24,701	865,189

	Short-term	Long-term	December 31, 2025

Bonds
Brazilian sovereign bonds	71,399	—	71,399
Structured notes linked to Brazilian sovereign bonds	326,168	—	326,168
Time deposits	720,119	—	720,119
Equity securities (a)	—	24,586	24,586
Investment funds (b)	1,450	—	1,450
	1,119,136	24,586	1,143,722

(a)Comprised of common shares of unlisted entities that are not traded in an active market. As of June 30, 2026 and December 31, 2025, all assets are recognized at FVPL. The fair value of unlisted equity instruments was estimated based on the price of the most recent observable transactions involving the investees’ shares, adjusted, when applicable, for changes in the investees’ performance and in market conditions through the reporting rate. No observable transactions occurred during six month period ended June 30, 2026, therefore management concluded that no adjustment to the carrying amount was required. Accordingly, no gain or loss was recognized in the statement of profit or loss (loss of R$ 11,790 for the six months ended June 30, 2025, which was recognized in the statement of profit or loss).
(b)Comprised of foreign investment fund shares.
Short and Long-term investments are denominated in Brazilian Reais and U.S. dollars.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.2.    Accounts receivable from card issuers and accounts payable to clients
5.2.1.    Composition of accounts receivable from card issuers
Accounts receivable are amounts due from card issuers and acquirers for the transactions of clients with card holders, performed in the ordinary course of business.

	June 30, 2026	December 31, 2025

Accounts receivable from card issuers (a)	37,016,992	41,175,415
Accounts receivable from other acquirers (b)	131,028	323,461
Allowance for expected accounts receivable credit losses (c)	(288,266)	(76,912)
	36,859,754	41,421,964

Current	36,666,926	41,275,188
Non-current	192,828	146,776

(a)Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.
(b)Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.
(c)The scenarios considered in developing our estimate of the losses depend on a series of variables beyond the control of the Group. Such variables include, among others, the level of collections from cardholders of the card issuers, how those amounts collected are distributed to the relevant parties, any credit enhancement or proceeds that might be provided to the Group by the card schemes. Considering the different variables and considering all information available at the date of these financial statements we take into account reasonable variable scenarios and allocate probabilities to each of them. Due to the nature of the estimates, there is significant judgment beyond them and, as such, changes in circumstances and the information available to us may result in changes in the estimates that might be significant. Ultimate losses may differ from our current estimates.
Part of the Group’s cash requirement is to make prepayments to acquiring customers. The Group finances those requirements through different sources of funding including the true sale of receivables to third parties. When such sales of receivables are carried out to entities in which the Group has subordinated shares or quotas, the receivables sold remain in the statement of financial position, as these entities are consolidated in the financial statements. As of June 30, 2026 a total of R$ 2,419,244 were consolidated through Fundo de Investimento em Direitos Creditórios ACR I (“FIDC ACR I”) (December 31, 2025 R$ 2,670,380 through FIDC ACR I and R$ 441,323 through Fundo de Investimento em Direitos Creditórios ACR Fast), of which the Group has subordinated shares. When the sale of receivables is carried out to non-controlled entities and for transactions where continuous involvement is not present, the amounts transferred are derecognized from the accounts receivable from card issuers. As of June 30, 2026, the sale of receivables that were derecognized from accounts receivable from card issuers in the statement of financial position represents one of the funding sources used for the prepayment transaction.
Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.
5.2.2.    Accounts payable to clients
Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.3.    Trade accounts receivable
5.3.1.    Composition of trade accounts receivable
Trade accounts receivables are amounts due from clients mainly related to subscription services and equipment rental.

	June 30, 2026	December 31, 2025

Chargeback	169,240	156,718
Accounts receivable from equipment rental	136,852	134,252
Accounts receivable from subscription services	72,214	65,968
Services rendered	28,863	22,914
Receivables from registry operation	12,935	10,815
Others	33,868	24,605
Allowance for expected trade accounts receivable losses (a)	(154,152)	(170,897)
	299,820	244,375

Current	281,912	222,501
Non-current	17,908	21,874
(a)Relates primarily to chargebacks and POS terminal rentals.
5.4.    Credit portfolio
Portfolio balances by product:

	June 30, 2026	December 31, 2025

Merchant portfolio	3,326,330	2,540,670
Credit card	425,639	295,604
Credit portfolio, gross	3,751,969	2,836,274

Allowance for expected credit losses	(657,184)	(389,682)
Fair value adjustment - portfolio hedge (a)	(7,290)	224
	(664,474)	(389,458)

Credit portfolio, net	3,087,495	2,446,816

Current	2,632,929	2,008,436
Non-current	454,566	438,380

(a)The Group holds a portfolio of fixed-rate credit transactions exposed to market risk from fluctuations in the Brazilian interest rates. To mitigate this risk, fixed-for-floating interest rate swaps were entered into to protect the fair value of the portfolio against rates variations. These swaps are designated as fair value hedge accounting and, as a result, the interest rate risk of the credit transactions is marked to market against profit or loss. The portfolio is dynamically managed, with swap positions adjusted to reflect changes, including prepayment risk.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.4.1.    Non-performing loans ("NPL")
Total outstanding of the contract whenever the clients default on an installment:

	June 30, 2026			December 31, 2025
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Balances not overdue	2,744,872	361,400	3,106,272	2,243,458	262,358	2,505,816
Balances overdue by
≤ 15 days	88,716	9,199	97,915	52,602	4,503	57,105
15 < 30 days	53,569	5,964	59,533	25,599	3,115	28,714
31 < 60 days	74,676	6,444	81,120	57,930	3,768	61,698
61 < 90 days	77,430	6,978	84,408	31,944	3,162	35,106
91 < 180 days	134,993	17,489	152,482	58,143	7,875	66,018
181 < 360 days	152,074	18,165	170,239	70,994	10,823	81,817
	581,458	64,239	645,697	297,212	33,246	330,458

Credit portfolio, gross	3,326,330	425,639	3,751,969	2,540,670	295,604	2,836,274
5.4.2.    Aging by maturity

	June 30, 2026			December 31, 2025
	Merchant portfolio	Credit card	Total	Merchant portfolio	Credit card	Total

Installments not overdue
≤ 15 days	104,840	103,454	208,294	65,395	72,865	138,260
15 < 30 days	184,319	61,897	246,216	122,648	53,381	176,029
31 < 60 days	275,535	63,746	339,281	208,168	47,374	255,542
61 < 90 days	261,297	39,822	301,119	246,118	29,560	275,678
91 < 180 days	673,995	63,765	737,760	567,252	42,860	610,112
181 < 360 days	876,785	36,794	913,579	721,953	25,975	747,928
361 < 720 days	545,361	8	545,369	403,906	1,156	405,062
> 720 days	191,698	—	191,698	102,000	—	102,000
	3,113,830	369,486	3,483,316	2,437,440	273,171	2,710,611

Installments overdue by
≤ 15 days	28,828	7,874	36,702	13,714	2,297	16,011
15 < 30 days	16,235	2,238	18,473	10,513	1,705	12,218
31 < 60 days	34,447	5,359	39,806	14,353	2,357	16,710
61 < 90 days	27,213	6,193	33,406	13,716	2,180	15,896
91 < 180 days	62,367	16,630	78,997	30,079	5,831	35,910
181 < 360 days	43,410	17,859	61,269	20,855	8,063	28,918
	212,500	56,153	268,653	103,230	22,433	125,663

Credit portfolio, gross	3,326,330	425,639	3,751,969	2,540,670	295,604	2,836,274

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.4.3.    Gross carrying amount
The Group calculates an expected credit loss allowance for its loans based on statistical models that consider both internal and external historical data, negative credit information and guarantees, including information that addresses the behavior of each debtor. The Group divides its credit portfolio in three stages:
(i)Stage 1: corresponds to loans that do not present significant increase in credit risk since origination, and expected credit loss (“ECL") are determined considering probability of default events within 12 months window;
(ii)Stage 2: corresponds to loans that presented significant increase in credit risk subsequent to origination and ECL are estimated considering probability of default events within the life of the financial instrument;
The Group determines Stage 2 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 30 days, or;
(b)relative criteria: in addition to the absolute criteria, the Group analyzes the evolution of the risk of each financial instrument on a monthly basis, comparing the current behavior score attributed to each client with that attributed at the time of recognition of the financial asset. Behavioral scoring considers credit behavior variables, such as default on other products and market data about the customer. When the credit risk increases significantly since origination, the Stage 1 operation is moved to Stage 2.
For Stage 2, a cure criterion is applied when the financial asset no longer meets the criteria for a significant increase in credit risk, as mentioned above, and the loan is moved to Stage 1.
(iii)Stage 3: corresponds to impaired loans.
The Group determines Stage 3 based on the following criteria:
(a)absolute criteria: financial asset overdue more than 90 days, or;
(b)relative criteria: indicators that the financial asset will not be paid in full without enforcing either a collateral or financial guarantee.
The indication that an obligation will not be paid in full includes the tolerance of financial instruments that imply the granting of advantages to the counterparty following the deterioration of the counterparty's credit quality.
The Group also assumes a cure criterion for Stage 3, with respect to the counterparty's repayment capacity, such as the percentage of total debt paid or the time limit to liquidate current debt obligations.
Management regularly seeks forward-looking perspectives for future market developments including macroeconomic scenarios as well as its portfolio risk profile. Management may adjust the ECL resulting from the models above in order to better reflect these forward-looking perspectives.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
Reconciliation of gross portfolio of loans operations, segregated by stages:

Stage 1	December 31, 2025	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	June 30, 2026

Merchant portfolio	2,253,970	878,875	(450,351)	(63,426)	87,541	6,685	—	2,713,294
Credit card	263,610	137,676	(56,133)	(3,328)	13,885	1,139	—	356,849
	2,517,580	1,016,551	(506,484)	(66,754)	101,426	7,824	—	3,070,143

Stage 2	December 31, 2025	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	June 30, 2026

Merchant portfolio	102,888	(4,589)	(87,541)	(258,646)	450,351	10,828	—	213,291
Credit card	10,949	3,742	(13,885)	(30,756)	56,133	592	—	26,775
	113,837	(847)	(101,426)	(289,402)	506,484	11,420	—	240,066

Stage 3	December 31, 2025	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	June 30, 2026

Merchant portfolio	183,812	(12,769)	(6,685)	(10,828)	63,426	258,646	(75,857)	399,745
Credit card	21,045	(929)	(1,139)	(592)	3,328	30,756	(10,454)	42,015
	204,857	(13,698)	(7,824)	(11,420)	66,754	289,402	(86,311)	441,760

Consolidated 3 stages	December 31, 2025	Acquisition / (Settlement)	Write-off	June 30, 2026

Merchant portfolio	2,540,670	861,517	(75,857)	3,326,330
Credit card	295,604	140,489	(10,454)	425,639
	2,836,274	1,002,006	(86,311)	3,751,969

Stage 1	December 31, 2024	Acquisition / (Settlement)	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	993,719	552,304	(152,600)	(15,693)	45,432	5,061	—	1,428,223
Credit card	103,301	77,060	(16,772)	(979)	10,721	371	—	173,702
	1,097,020	629,364	(169,372)	(16,672)	56,153	5,432	—	1,601,925

Stage 2	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	42,471	(3,990)	(45,432)	(62,729)	152,600	4,302	—	87,222
Credit card	8,709	1,589	(10,721)	(7,635)	16,772	179	—	8,893
	51,180	(2,401)	(56,153)	(70,364)	169,372	4,481	—	96,115

Stage 3	December 31, 2024	Acquisition / (Settlement)	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	June 30, 2025

Merchant portfolio	57,285	(1,440)	(5,061)	(4,302)	15,693	62,729	(24,257)	100,647
Credit card	2,146	(292)	(371)	(179)	979	7,635	(425)	9,493
	59,431	(1,732)	(5,432)	(4,481)	16,672	70,364	(24,682)	110,140

Consolidated 3 stages	December 31, 2024	Acquisition / (Settlement)	Write-off	June 30, 2025

Merchant portfolio	1,093,475	546,874	(24,257)	1,616,092
Credit card	114,156	78,357	(425)	192,088
	1,207,631	625,231	(24,682)	1,808,180

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.4.4.    Allowance for expected credit losses of loans operations

Stage 1	December 31, 2025	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	June 30, 2026

Merchant portfolio	(127,370)	(261,149)	231,955	53,426	(14,591)	(1,160)	—	(118,889)
Credit card	(23,577)	(36,190)	29,604	3,537	(2,889)	(298)	—	(29,813)
	(150,947)	(297,339)	261,559	56,963	(17,480)	(1,458)	—	(148,702)

Stage 2	December 31, 2025	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	June 30, 2026

Merchant portfolio	(52,348)	(49,190)	14,591	214,190	(231,955)	(6,651)	—	(111,363)
Credit card	(5,828)	(10,414)	2,889	27,565	(29,604)	(328)	—	(15,720)
	(58,176)	(59,604)	17,480	241,755	(261,559)	(6,979)	—	(127,083)

Stage 3	December 31, 2025	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	June 30, 2026

Merchant portfolio	(161,263)	2,124	1,160	6,651	(53,426)	(214,190)	75,857	(343,087)
Credit card	(19,296)	1,006	298	328	(3,537)	(27,565)	10,454	(38,312)
	(180,559)	3,130	1,458	6,979	(56,963)	(241,755)	86,311	(381,399)

Consolidated 3 stages	December 31, 2025	(Acquisition) / Settlement	Write-off	June 30, 2026

Merchant portfolio	(340,981)	(308,215)	75,857	(573,339)
Credit card	(48,701)	(45,598)	10,454	(83,845)
	(389,682)	(353,813)	86,311	(657,184)

Stage 1	December 31, 2024	(Acquisition) / Settlement	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	(68,949)	(96,986)	73,400	9,344	(9,212)	(607)	—	(93,010)
Credit card	(7,805)	(13,139)	8,940	740	(1,961)	(107)	—	(13,332)
	(76,754)	(110,125)	82,340	10,084	(11,173)	(714)	—	(106,342)

Stage 2	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Write-off	June 30, 2025

Merchant portfolio	(19,587)	(1,929)	9,212	43,844	(73,400)	(2,104)	—	(43,964)
Credit card	(3,870)	174	1,961	5,119	(8,940)	(95)	—	(5,651)
	(23,457)	(1,755)	11,173	48,963	(82,340)	(2,199)	—	(49,615)

Stage 3	December 31, 2024	(Acquisition) / Settlement	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Write-off	June 30, 2025

Merchant portfolio	(42,717)	(4,620)	607	2,104	(9,344)	(43,844)	24,257	(73,557)
Credit card	(1,584)	225	107	95	(740)	(5,119)	425	(6,591)
	(44,301)	(4,395)	714	2,199	(10,084)	(48,963)	24,682	(80,148)

Consolidated 3 stages	December 31, 2024	(Acquisition) / Settlement	Write-off	June 30, 2025

Merchant portfolio	(131,253)	(103,535)	24,257	(210,531)
Credit card	(13,259)	(12,740)	425	(25,574)
	(144,512)	(116,275)	24,682	(236,105)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.5.    Financial assets from banking solutions
As required by Brazilian Central Bank (“BACEN”) regulation, client’s proceeds deposited in payment accounts (“Deposits from retail clients” - Note 5.6.1) must be fully collateralized by government securities, and/or deposits at BACEN (Electronic Money Correspondent Account - “CCME”).
Time deposits from retail clients (Note 5.6.1) and Time Deposits (Note 5.6.2) are subject to compulsory deposit at BACEN based on the amount of such time deposits.
As of June 30, 2026 the amount of financial assets from banking solutions was R$ 1,560,579 (December 31, 2025 - R$ 1,855,796), of which R$ 908,000 was fully collateralized by CCME (December 31, 2025 R$ 1,110,809) and R$ 652,579 (December 31, 2025 - R$ 744,987) by compulsory deposits.
5.6.    Financial liabilities
5.6.1. Retail deposits

	June 30, 2026	December 31, 2025

Deposits from retail clients	1,054,184	1,543,359
Deposits in payment accounts	583,859	994,878
Deposits in accounts of record (a)	470,325	548,481
Time deposits from retail clients (b) (c)	9,742,427	9,547,626
	10,796,611	11,090,985

(a)This includes balances and transaction values in transit (register accounts) relating to sub-acquirer transactions.
(b)Balances held in payment accounts are eligible to be automatically invested daily in Time Deposits issued by Stone SCFI. In addition, Stone SCFI also started to issue time deposits held by multiple counterparties, further detailed in Note 5.6.2 (b).
(c)Deposit interest rates are set as a % of CDI and are applied daily or monthly from the deposit date, following the First In, First Out (“FIFO”) method.
5.6.2. Changes in financial liabilities
The table below presents the movement of financial liabilities other than Retail deposits:

	December 31, 2025	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	June 30, 2026

Bonds	1,120,767	—	—	(24,262)	(67,393)	26,805	1,055,917
Debentures, financial bills and commercial papers (a)	5,814,524	648,000	(750,000)	(87,323)	—	423,365	6,048,566
Time deposits (b)	2,985,235	1,530,936	(2,580,082)	(138,890)	—	104,153	1,901,352
Obligations to open-end FIDC quota holders (c)	434,950	—	(449,873)	(1,538)	—	16,461	—
Institutional deposits and marketable debt securities	10,355,476	2,178,936	(3,779,955)	(252,013)	(67,393)	570,784	9,005,835

Current	5,777,314						4,503,017
Non-current	4,578,162						4,502,818

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	December 31, 2025	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	June 30, 2026

Obligations to closed-end FIDC quota holders (d)	2,196,269	—	—	—	(145,011)	—	(27,274)	139,193	2,163,177
Bank borrowings and working capital facilities	4,860,940	580,804	—	(266,295)	(78,029)	(265,022)	(10,071)	146,026	4,968,353
Leases	169,380	12,887	(23,374)	(30,361)	(7,023)	(1,393)	—	7,023	127,139
Other debt instruments	7,226,589	593,691	(23,374)	(296,656)	(230,063)	(266,415)	(37,345)	292,242	7,258,669

Current	2,866,445								4,131,666
Non-current	4,360,144								3,127,003

(a)The subsidiary Stone SCFI issues private financial bills. The principal and interest of all issuances are mainly paid at the maturity indexed to CDI rate.
(b)Stone SCFI issues Time deposits indexed to the CDI rate. The certificates are held by multiple counterparties and maturities up to September 2027. The principal and interest of this type of issuance are mainly paid at the maturity date.
(c)The FIDC ACR FAST fund was liquidated and fully wound up during the period.
(d)This note covers the closed-end FIDC ACR I. FIDC ACR I issued quotas in exchange for a contribution of R$ 2,325,984. The contribution was made by a special purpose vehicle (“SPV”) funded by a revolving facility in which United States International Development Finance Corporation (“DFC”) has invested US$ 467.5 million, funding the Group’s prepayment business through this FIDC. The SPV entered into foreign currency derivatives with financial institutions to convert the receivable denominated in R$ it holds from FIDC ACR I into US$. The Company acts as a guarantor for derivative instruments (hedges) entered into by SPV. Under the terms of the ISDA Master Agreements, StoneCo guarantees SPV’s obligations to financial institutions in the event of certain defined default events of the SPV. FIDC ACR I has a final maturity of seven years and pays a semi-annual coupon at a fixed rate of 12.75% in R$.

	December 31, 2024	Additions	Payment of principal	Payment of interest	Changes in exchange rates	Interest	June 30, 2025

Bonds	1,258,262	—	—	(26,439)	(152,344)	29,482	1,108,961
Debentures, financial bills and commercial papers	4,079,266	652,725	—	(125,132)	—	306,179	4,913,038
Time deposits	2,740,110	1,144,104	(1,130,817)	(48,265)	—	185,920	2,891,052
Obligations to open-end FIDC quota holders	418,324	33,320	(52,500)	(407)	—	26,360	425,097
Institutional deposits and marketable debt securities	8,495,962	1,830,149	(1,183,317)	(200,243)	(152,344)	547,941	9,338,148

Current	3,065,999						3,116,578
Non-current	5,429,963						6,221,570

	December 31, 2024	Additions	Disposals	Payment of principal	Payment of interest	Changes in exchange rates	Fair value adjustment	Interest	Liabilities associated with assets held for sale	June 30, 2025

Obligations to closed-end FIDC quota holders	1,988,645	18,312	—	—	(143,869)	—	185,289	138,992	—	2,187,369
Bank borrowings and working capital facilities	2,164,330	1,936,280	—	(1,615,105)	(71,952)	(250,146)	(806)	76,635	—	2,239,236
Leases	247,004	43,040	(21,420)	(50,462)	(11,201)	(3,678)	—	11,201	(22,891)	191,593
Other debt instruments	4,399,979	1,997,632	(21,420)	(1,665,567)	(227,022)	(253,824)	184,483	226,828	(22,891)	4,618,198

Current	1,903,840									1,999,391
Non-current	2,496,139									2,618,807

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.7.    Derivative financial instruments, net
The Group executes exchange-traded and Over-the-counter (“OTC”) derivative instruments to hedge its foreign currency and interest rate exposure. All counterparties are previously approved for OTC transactions following the Counterparty Policy, and internal Committees monitor and control the counterparty risk associated with those transactions.

	June 30, 2026
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,484,080	—	(120,773)	(120,773)
Fair value hedge
Interest rate swap	5,632,785	11,283	(181,415)	(170,132)
Cross-currency interest rate swap	4,449,100	6,434	(391,757)	(385,323)
Economic hedge
Non-Deliverable Forward ("NDF")	1,043,164	40,499	(63,419)	(22,920)
Interest rate swap	15,467,637	10,967	(3,583)	7,384
M&A derivatives
Call options	—	3,585	—	3,585
	29,076,766	72,768	(760,947)	(688,179)

Current				(422,593)
Non-current				(265,586)

	December 31, 2025
	Notional amount	Asset (fair value)	Liabilities (fair value)	Net

Cash flow hedge
Cross-currency interest rate swap	2,772,711	10,524	(73,953)	(63,429)
Fair value hedge
Interest rate swap	4,539,558	2,083	(139,577)	(137,494)
Cross-currency interest rate swap	3,868,296	—	(6,622)	(6,622)
Economic hedge
Non-Deliverable Forward ("NDF")	422,085	50,717	(49,954)	763
Interest rate swap	14,912,100	4,574	(931)	3,643
M&A derivatives
Call options	—	2,120	—	2,120
	26,514,750	70,018	(271,037)	(201,019)

Current				(36,317)
Non-current				(164,702)

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.7.1. Economic hedge
The Group engages in certain hedging transactions to mitigate specific financial risks, such as fluctuations in foreign currencies and interest rates. Some of these transactions are not formally designated for hedge accounting.
Although these derivatives are used to manage economic risks, changes in their fair value are recognized directly in profit or loss for the period without the application of the specific accounting treatments of hedge accounting. This means that the gains and losses generated by these instruments are fully accounted for in profit or loss as they occur, reflecting changes in the fair value of the derivatives.
The decision not to apply hedge accounting to these transactions is due to considerations such as the administrative cost of the formal documentation required by hedge accounting standards, the nature of the instruments, or the desired operational flexibility. Nevertheless, the Group continues monitoring these instruments to ensure their use aligns with the overall risk management strategy.
5.7.2. Hedge accounting
5.7.2.1. Cash flow hedge
The Group enters into derivative financial instruments to hedge exposures to foreign exchange and interest rate risks.
The Group applies cash flow hedge accounting when the hedging relationship meets the requirements outlined in the applicable accounting standards, including the provision of appropriate documentation at inception and the expectation that the hedge will be highly effective in offsetting changes in cash flows attributable to the hedged risk throughout the life of the hedge.
The Group continuously assesses whether the hedging relationship continues to meet the effectiveness requirements.
Changes in the fair value of the hedging instrument are recognized in other comprehensive income (and deferred in equity), to the extent the hedge is effective. Any ineffectiveness in a hedge is recognized immediately in profit or loss. Amounts deferred in equity are reclassified to profit or loss when the hedged item affects profit or loss (e.g., through the accrual of interest or the remeasurement of the hedged item at spot rate on the reporting date).
5.7.2.2. Fair value hedge
The Group applies fair value hedge accounting to protect against changes in the fair value of assets or liabilities arising from exposure to specific risks, such as changes in foreign exchange rates or interest rates. In accordance with IFRS, changes in the fair value of the hedging instrument and the hedged item attributable to the designated hedged risk are recognized directly in profit or loss for the period. This allows gains or losses on the hedging instrument to offset, in whole or in part, the losses or gains on the hedged item.
For a fair value hedge to be accounted as a hedge accounting, the hedging relationship must meet specific criteria, such as formal documentation of the hedging objective and evidence that the hedge is highly effective in offsetting changes in the hedged item's fair value over time.
The Group conducts regular effectiveness tests to ensure the hedging relationship remains effective. Any hedge ineffectiveness is immediately recognized in profit or loss for the period.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.7.3. Breakdown by maturity
The table below shows the breakdown by maturity of the notional amounts and fair values:

	June 30, 2026
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	291,881	4,159,331	2,481,968	6,933,180
Interest rate swap	9,346,500	8,296,037	3,457,885	21,100,422
NDF	1,043,164	—	—	1,043,164
	10,681,545	12,455,368	5,939,853	29,076,766

Asset (fair value)
Cross-currency interest rate swap	—	—	6,434	6,434
Interest rate swap	5,199	14,889	2,162	22,250
NDF	40,499	—	—	40,499
Liability (fair value)
Cross-currency interest rate swap	(23,138)	(395,917)	(93,475)	(512,530)
Interest rate swap	(677)	(3,614)	(180,707)	(184,998)
NDF	(63,419)	—	—	(63,419)
	(41,536)	(384,642)	(265,586)	(691,764)

	December 31, 2025
	Less than 3 months	3 to 12 months	More than 12 months	Total
Notional
Cross-currency interest rate swap	288,940	2,496,356	3,855,711	6,641,007
Interest rate swap	9,438,800	6,472,000	3,540,858	19,451,658
NDF	422,085	—	—	422,085
	10,149,825	8,968,356	7,396,569	26,514,750

Asset (fair value)
Cross-currency interest rate swap	—	—	10,524	10,524
Interest rate swap	1,529	4,188	940	6,657
NDF	50,717	—	—	50,717
Liability (fair value)
Cross-currency interest rate swap	(38,102)	(5,039)	(37,434)	(80,575)
Interest rate swap	(1,186)	(590)	(138,732)	(140,508)
NDF	(49,954)	—	—	(49,954)
	(36,996)	(1,441)	(164,702)	(203,139)
5.8.    Financial risk management
The Group’s activities expose it to market, liquidity and credit risks.
The Financial risk is managed by the risk area.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
The Board of Directors has approved policies, and limits for its financial risk management. The Group uses financial derivatives only to mitigate market risk exposures. The Group’s policy is not to engage in derivatives for speculative purposes. Different levels of managerial approval are required for entering into financial instruments depending on their nature and the type of risk associated.
5.9.    Financial instruments by category
5.9.1.    Financial assets by category

	Amortized cost	FVPL	FVOCI	Total

June 30, 2026
Short and Long-term investments	—	865,189	—	865,189
Financial assets from banking solutions	1,560,579	—	—	1,560,579
Accounts receivable from card issuers	—	—	36,859,754	36,859,754
Trade accounts receivable	299,820	—	—	299,820
Credit portfolio(a)	3,087,495	—	—	3,087,495
Derivative financial instruments(b)	—	72,768	—	72,768
Other assets	139,671	—	—	139,671
	5,087,565	937,957	36,859,754	42,885,276

December 31, 2025
Short and Long-term investments	—	1,143,722	—	1,143,722
Financial assets from banking solutions	1,855,796	—	—	1,855,796
Accounts receivable from card issuers	—	—	41,421,964	41,421,964
Trade accounts receivable	244,375	—	—	244,375
Credit portfolio(a)	2,446,816	—	—	2,446,816
Derivative financial instruments(b)	—	70,018	—	70,018
Other assets	139,128	—	—	139,128
	4,686,115	1,213,740	41,421,964	47,321,819

(a)Part of the credit portfolio in the amount as of June 30, 2026 R$ 1,842,000 (December 31, 2025 R$ 1,413,600) was designated as the hedged item in a fair value hedge. Therefore, the carrying amount includes the change in fair value of the hedged portfolio attributed to changes in the designated hedged risk.
(b)Derivative financial instruments recognized as assets in the amount of R$ nil as of June 30, 2026 (R$ 10,524 as of December 31, 2025) were designated as cash flow hedges and, therefore, the effective portion of the hedge is recognized in OCI.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
5.9.2.    Financial liabilities by category

	Amortized cost	FVPL	Total

June 30, 2026
Retail deposits	10,796,611	—	10,796,611
Accounts payable to clients	17,641,226	—	17,641,226
Trade accounts payable	848,890	—	848,890
Institutional deposits and marketable debt securities	9,005,835	—	9,005,835
Other debt instruments	436,721	6,821,948	7,258,669
Derivative financial instruments(a)	—	760,947	760,947
Other liabilities(b)	203,659	237,477	441,136
	38,932,942	7,820,372	46,753,314

December 31, 2025
Retail deposits	11,090,985	—	11,090,985
Accounts payable to clients	18,154,347	—	18,154,347
Trade accounts payable	848,341	—	848,341
Institutional deposits and marketable debt securities	10,355,476	—	10,355,476
Other debt instruments	479,898	6,746,691	7,226,589
Derivative financial instruments(a)	—	271,037	271,037
Other liabilities(b)	249,052	230,738	479,790
	41,178,099	7,248,466	48,426,565

(a)Derivative financial instruments recognized as liabilities in the amount of R$ 120,773 as of June 30, 2026 (R$ 73,953 as of December 31, 2025) were designated as cash flow hedges and, therefore, the effective portion of the hedge is recognized in OCI.
(b)Other liabilities measured at FVPL refer to put options and contingent consideration.
5.10.    Fair value measurement
5.10.1.    Assets and liabilities by fair value hierarchy
The following table shows an analysis of financial instruments measured at fair value by level of the fair value hierarchy:

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	June 30, 2026		December 31, 2025
	Fair value	Hierarchy level	Fair value	Hierarchy level

Assets measured at fair value
Short and Long-term investments(a) (b)	865,189	I /II	1,143,722	I /II
Accounts receivable from card issuers(c)	36,859,754	II	41,421,964	II
Derivative financial instruments(d)	72,768	II	70,018	II
	37,797,711		42,635,704

Liabilities measured at fair value
Other debt instruments(e)	6,821,948	II	6,746,691	II
Derivative financial instruments(d)	760,947	II	271,037	II
Other liabilities(f) (g)	237,477	III	230,738	III
	7,820,372		7,248,466

(a)Listed securities are classified as Level I and unlisted securities classified as Level II, determining fair value using valuation techniques, which employ the use of market observable inputs.
(b)Sovereign bonds are priced using quotations from Brazilian Association of Financial and Capital Market Entities (“Anbima”) public pricing method.
(c)For accounts receivable from card issuers measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items.
(d)The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Derivative financial instruments are valued using valuation techniques, which employ the use of observable market inputs.
(e)For Other debt instruments, fair value is estimated by discounting future cash flows using contract rates for funding items and using market value of senior quotas liabilities.
(f)These are contingent considerations included in Other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The significant unobservable inputs used in the fair value measurement of contingent consideration categorized as Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.
(g)The Group issued put options for Reclame Aqui’s non-controlling interests, in the 2022 business combination. For the non-controlling shareholder amounts the Group has elected as an accounting policy that the put options derecognized the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 180,407 was recorded in the consolidated statement of financial position as of June 30, 2026 as a financial liability under Other liabilities (December 31, 2025 - R$ 170,299).
In the six month period ended June 30, 2026 and 2025, there were no transfers between level I and level II and between level II and level III fair value measurements.
5.10.2.    Fair value of financial instruments not measured at fair value
The table below presents a comparison by class between book value and fair value of the financial instruments of the Group, other than those with carrying amounts that are reasonable approximations of fair values:

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	June 30, 2026		December 31, 2025
	Book value	Fair value	Book value	Fair value

Financial assets
Credit portfolio	3,087,495	3,055,106	2,446,816	2,439,204
	3,087,495	3,055,106	2,446,816	2,439,204

Financial liabilities
Accounts payable to clients	17,641,226	16,240,186	18,154,347	16,774,075
Institutional deposits and marketable debt securities	9,005,835	8,911,316	10,355,476	10,098,587
Other debt instruments	310,763	303,854	311,916	306,875
	26,957,824	25,455,356	28,821,739	27,179,537
6.    Other assets

	June 30, 2026	December 31, 2025

Financial assets
Receivables from the sale of associates and subsidiaries (a)	71,803	76,398
Suppliers advances	55,715	49,394
Security deposits	3,360	3,350
Other financial assets	8,793	9,986
	139,671	139,128

Non-financial assets
Prepaid expenses (b)	270,296	132,039
Customer deferred acquisition costs	204,303	200,179
Salary advances	58,618	11,969
Convertible loans	28,743	28,636
Judicial deposits	20,152	16,652
Other non-financial assets	17,268	10,586
	599,380	400,061

	739,051	539,189

Current	505,381	372,634
Non-current	233,670	166,555

(a)Refers to balances receivable from buyers for the sale of the equity interest in Simplesvet and Pinpag.
(b)Prepaid expenses include, among others, software licenses, marketing expenses, and other services and taxes such as property taxes, insurance, and consulting fees. The amount recognized as an asset on the balance sheet is expensed to the income statement as the prepaid services are consumed by the Group. As of June 30, 2026, the balance was mainly composed of: Software licenses of R$ 109,988 (December 31, 2025 - R$ 113,167), FGC (Credit Guarantee Fund) of R$ 108,174 (December 31, 2025 – R$ nil), media expenses of R$ 753 (December 31, 2025 - R$ 7,490) and other prepaid expenses of R$ 51,388 (December 31, 2025 – R$ 11,382).

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
7.    Recoverable taxes

	June 30, 2026	December 31, 2025

Withholding income tax on financial income(a)	392,100	544,298
Income tax and social contribution	14,926	143,472
Contributions over revenue	6,601	—
Other withholding income tax	1,699	1,658
Other taxes	1,082	857
	416,408	690,285

(a)Refers to income taxes withheld on financial income, offset against current Income Tax (“IRPJ”) and the Social Contribution on Net Income (“CSLL”) liabilities of the period.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
8.    Income taxes
The Company is headquartered in the Cayman Islands and there is no income tax in that jurisdiction. Some of the income earned by the Company is related to transactions abroad which are subject to a 15% rate of withholding tax.
8.1. Reconciliation of income tax expense
Considering the fact that the Company is an entity located in the Cayman Islands which has no income tax, for the purpose of the following reconciliation of income tax expense to profit (loss) for the periods ended June 30, 2026 and 2025, as Brazil is the jurisdiction in which most of the Group’s transactions takes place, the combined Brazilian statutory income tax rate at 35.50% was applied. The statutory rate has been computed as the average of the statutory rates effective during each month of the period.
In Brazil such combined rate is applied, in general, to all entities and comprises the Corporate IRPJ and CSLL on the taxable income of each Brazilian legal entity (not on a consolidated basis).

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Profit before income taxes from continuing operations	1,116,606	1,319,336	489,587	691,299
Brazilian statutory rate (a)	35.50%	34.00%	37.00%	34.00%
Tax income (expense) at the statutory rate	(396,395)	(448,574)	(181,147)	(235,042)

Tax effect of income (expense) that are not taxable (deductible) for tax purposes:
Recognition of deferred tax asset on tax goodwill recognized on acquisition of Linx (Note 8.3)	1,242,596	—	—	—
Profit from entities subject to different tax rates	201,564	120,674	121,916	61,984
Change in deferred taxes as a result of an increase in CSLL rates (a)	44,708	—	4,012	—
Research and development tax benefits ("Lei do Bem")	6,900	58,629	4,212	36,012
Use of previously unrecognized tax losses	3,432	137	3,432	31
Unrecognized deferred income tax in the period	493	(445)	9,256	490
Recognition of deferred income tax unrecognized in previous periods	—	34,019	—	26,606
Equity pickup on associates	(227)	(184)	13	(61)
Other permanent differences	9,978	11,453	(1,736)	3,518
Other tax incentives	561	3,800	394	2,330
	1,113,610	(220,491)	(39,648)	(104,132)
Effective tax rate	(99.7%)	16.7%	8.1%	15.1%

Current income tax and social contribution	(445,275)	(298,672)	(195,313)	(175,308)
Deferred income tax and social contribution	1,558,885	78,181	155,665	71,176
	1,113,610	(220,491)	(39,648)	(104,132)

(a)Complementary Law No. 224/2025 provided for an increase in the CSLL rates applicable to Stone IP and Stone SCD from 9% to 12% for the period from April 1, 2026 to December 31, 2027, and to 15% effective January 1, 2028. For Stone SCFI, the CSLL rate will increase from 15% to 17.5% for the period from April 1, 2026 to December 31, 2027, and to 20% effective January 1, 2028. This results in a total Brazilian income tax rate for our key businesses of 34% up to March 31, 2026, 37% as from April 1, 2026, and 40% as from January 1, 2028.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
8.2.    Deferred income taxes by nature

	December 31, 2025	Recognized in OCI	Recognized in profit or loss	June 30, 2026

Financial assets at FVOCI	415,468	(59,766)	—	355,702
Losses available for offsetting against future taxable income	244,037	—	318,022	562,059
Other temporary differences	436,743	4,167	90,473	531,383
Tax deductible goodwill (Note 8.3)	—	—	1,189,151	1,189,151
Share-based compensation	185,417	—	(12,206)	173,211
Technological innovation benefit	(2,805)	—	683	(2,122)
Temporary differences under FIDC	(310,805)	—	(17,870)	(328,675)
Intangible assets and property and equipment arising from business combinations	(21,041)	—	(9,368)	(30,409)
Deferred tax, net	947,014	(55,599)	1,558,885	2,450,300

	December 31, 2024	Recognized against other comprehensive income	Recognized against profit or loss	Transfer to assets held for sale	June 30, 2025

Assets at FVOCI	219,817	90,174	—	—	309,991
Losses available for offsetting against future taxable income	302,921	—	33,581	(72,296)	264,206
Other temporary differences	384,941	(9,227)	44,236	(41,044)	378,906
Tax deductible goodwill	5,010	—	(5,010)	—	—
Share-based compensation	160,248	—	7,647	—	167,895
Contingencies arising from business combinations	40,192	—	2,587	(30,631)	12,148
Technological innovation benefit	(4,128)	—	418	—	(3,710)
Temporary differences under FIDC	(279,305)	—	(17,076)	—	(296,381)
Intangible assets and property and equipment arising from business combinations	(638,728)	—	17,803	586,016	(34,909)
Deferred tax, net	190,968	80,947	84,186	442,045	798,146
8.3.    Unrecognized deferred taxes
The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 144,421 (December 31, 2025 – R$ 1,431,023) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits to the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future. In the six month period ended June 30, 2026, R$ 1,242,596 of temporary differences on goodwill were recognized considering the Group’s current ability and expectations to recover them considering their tax amortization period.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
9.    Property and equipment
9.1.    Changes in Property and equipment

	December 31, 2025	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	June 30, 2026

Cost
Pin Pads & POS	2,992,427	351,065	(139,588)	—	—	3,203,904
IT equipment	219,151	6,912	(35)	7,979	(19)	233,988
Facilities	37,664	118	—	—	80	37,862
Machinery and equipment	16,034	1,599	(72)	(9)	(156)	17,396
Furniture and fixtures	21,645	289	(16)	—	—	21,918
Vehicles and airplane	705	—	(574)	—	(1)	130
Construction in progress	43,277	6,098	(2,254)	(7,998)	—	39,123
Right-of-use assets - equipment	4,626	—	—	—	—	4,626
Right-of-use assets - vehicles	39,503	2,072	(3,592)	—	—	37,983
Right-of-use assets - offices	171,092	13,604	(55,141)	(342)	265	129,478
	3,546,124	381,757	(201,272)	(370)	169	3,726,408
Depreciation
Pin Pads & POS	(1,557,854)	(288,638)	92,814	—	—	(1,753,678)
IT equipment	(155,615)	(15,087)	13	55	(422)	(171,056)
Facilities	(7,704)	(4,577)	—	—	(551)	(12,832)
Machinery and equipment	(15,351)	(2,797)	1	1	1,039	(17,107)
Furniture and fixtures	(6,208)	(1,155)	3	1	(72)	(7,431)
Vehicles and airplane	(422)	(32)	372	7	(7)	(82)
Right-of-use assets - equipment	(951)	—	—	—	—	(951)
Right-of-use assets - vehicles	(20,271)	(7,037)	1,409	—	—	(25,899)
Right-of-use assets - offices	(56,242)	(13,952)	33,444	306	(258)	(36,702)
	(1,820,618)	(333,275)	128,056	370	(271)	(2,025,738)

Property and equipment, net	1,725,506	48,482	(73,216)	—	(102)	1,700,670

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	Transfer to assets held for sale	June 30, 2025

Cost
Pin Pads & POS	2,933,852	400,086	(68,111)	—	—	—	—	(3,009)	3,262,818
IT equipment	300,786	15,918	(239)	207	(75)	(50)	194	(112,385)	204,356
Facilities	103,227	5,581	(518)	50	—	(2)	73	(70,670)	37,741
Machinery and equipment	23,452	2,903	(87)	—	—	(120)	—	(10,424)	15,724
Furniture and fixtures	26,378	1,252	(71)	814	—	(8)	231	(8,389)	20,207
Vehicles and airplane	27,479	189	(26,542)	—	(187)	99	—	(333)	705
Construction in progress	29,687	1,439	772	(1,071)	—	134	2	—	30,963
Right-of-use assets - equipment	4,683	—	(57)	—	—	—	—	—	4,626
Right-of-use assets - vehicles	21,073	18,618	(1,739)	—	—	77	—	—	38,029
Right-of-use assets - offices	243,423	24,408	(29,989)	—	—	(354)	—	(59,563)	177,925
	3,714,040	470,394	(126,581)	—	(262)	(224)	500	(264,773)	3,793,094
Depreciation
Pin Pads & POS	(1,510,032)	(296,740)	55,806	—	—	—	—	3,287	(1,747,679)
IT equipment	(199,531)	(25,823)	164	—	38	(203)	(154)	87,367	(138,142)
Facilities	(43,638)	(9,234)	230	—	2	2	(37)	50,271	(2,404)
Machinery and equipment	(20,702)	(3,923)	84	—	38	1,398	(2)	9,151	(13,956)
Furniture and fixtures	(9,171)	(1,421)	6	—	12	(91)	(102)	5,751	(5,016)
Vehicles and airplane	(8,540)	(1,332)	9,188	—	—	(16)	—	467	(233)
Right-of-use assets - equipment	(1,006)	(2)	57	—	—	—	—	—	(951)
Right-of-use assets - vehicles	(9,757)	(5,830)	1,709	—	—	—	—	—	(13,878)
Right-of-use assets - offices	(77,666)	(21,816)	11,840	—	88	15	—	40,053	(47,486)
	(1,880,043)	(366,121)	79,084	—	178	1,105	(295)	196,347	(1,969,745)

Property and equipment, net	1,833,997	104,273	(47,497)	—	(84)	881	205	(68,426)	1,823,349
9.2.    Depreciation and amortization charges
Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Cost of services	395,996	369,911	194,851	191,449
Administrative expenses	49,014	51,633	24,165	26,088
Selling expenses	18,351	17,605	6,459	9,412
Depreciation and amortization from continuing operations	463,361	439,149	225,475	226,949
Depreciation and amortization from discontinued operations	—	90,138	—	43,939
Depreciation and amortization charges	463,361	529,287	225,475	270,888

Depreciation charge	333,275	366,121	158,988	186,692
Amortization charge	130,086	163,166	66,487	84,196
Depreciation and amortization charges	463,361	529,287	225,475	270,888

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
10.    Intangible assets
10.1.    Changes in Intangible assets

	December 31, 2025	Additions	Disposals	Transfers	Effects of changes in foreign exchange rates	June 30, 2026

Cost
Goodwill - acquisition of subsidiaries	671,380	—	—	—	—	671,380
Customer relationship	175,027	—	(1,939)	—	—	173,088
Trademarks and patents	319,807	—	—	—	—	319,807
Software	1,144,694	31,280	(3,805)	302,402	—	1,474,571
Service and operating rights	16,418	—	—	—	—	16,418
Software in progress	402,219	153,698	(22,261)	(302,402)	—	231,254
Right-of-use assets - Software	65,400	—	(33,553)	—	—	31,847
	2,794,945	184,978	(61,558)	—	—	2,918,365
Amortization
Customer relationships	(143,124)	(5,758)	943	—	—	(147,939)
Trademarks and patents	(32,143)	(4,700)	—	—	—	(36,843)
Software	(593,772)	(109,088)	3,351	—	45	(699,464)
Right-of-use assets - Software	(38,971)	(10,540)	33,553	—	—	(15,958)
	(808,010)	(130,086)	37,847	—	45	(900,204)

Intangible assets net	1,986,935	54,892	(23,711)	—	45	2,018,161

	December 31, 2024	Additions	Disposals	Transfers	Effects of hyperinflation	Effects of changes in foreign exchange rates	Business combination	Transfer to assets held for sale	June 30, 2025

Cost
Goodwill - acquisition of subsidiaries	2,078,115	—	—	—	—	(726)	8,342	(1,411,097)	674,634
Customer relationships	1,795,256	—	—	(5,343)	—	—	—	(1,616,945)	172,968
Trademarks and patents	541,237	—	—	—	—	—	—	(221,437)	319,800
Software	1,419,762	67,469	(355)	179,918	142	(574)	2,334	(750,079)	918,617
Non-compete agreement	26,024	—	—	—	—	—	—	(26,024)	—
Software in progress	505,014	145,102	(1,654)	(174,575)	—	—	—	(18,030)	455,857
Service and operating rights	—	16,418	—	—	—	—	—	—	16,418
Right-of-use assets - Software	82,829	1	(351)	—	—	—	—	—	82,479
	6,448,237	228,990	(2,360)	—	142	(1,300)	10,676	(4,043,612)	2,640,773
Amortization
Customer relationships	(403,324)	(31,964)	1,210	6,539	—	(1,125)	—	289,922	(138,742)
Trademarks and patents	(26,270)	(4,700)	—	—	—	7	—	3,521	(27,442)
Software	(510,936)	(111,242)	864	(6,539)	—	(570)	—	110,174	(518,249)
Non-compete agreement	(17,706)	(2,436)	—	—	—	—	—	20,142	—
Right-of-use assets - Software	(31,899)	(12,824)	197	—	—	547	—	—	(43,979)
	(990,135)	(163,166)	2,271	—	—	(1,141)	—	423,759	(728,412)

Intangible assets net	5,458,102	65,824	(89)	—	142	(2,441)	10,676	(3,619,853)	1,912,361
11.    Transactions with related parties
Related parties comprise the Group’s parent companies, key management personnel and any businesses which are controlled, directly or indirectly, by the founders, officers and directors or over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
The following transactions were carried out with associates and other related parties:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Sales of services
Associates (legal and administrative services)(a)	2	1	—	—
	2	1	—	—

Purchases of goods and services
Associates (transaction services)(b)	(1,017)	(1,157)	(612)	(609)
	(1,017)	(1,157)	(612)	(609)

(a)Related to services provided to Dental Office, whose equity interest held by the Group was sold on April 30, 2026, Delivery Much in 2026 and 2025, and APP in 2025.
(b)Mainly related to expenses paid to Tablet Cloud, Gyramais and Dental Office in 2026 and 2025, and App, in 2025, for consulting services, marketing expenses, sales commissions, and software licenses associated with new customer acquisition.
Services provided to related parties include servicing the financial assets, legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.
The Company undertakes certain regulatory reporting obligations on behalf of its directors and officers, at no cost to them.
12.    Provision for contingencies
The Group’s companies are party to labor, civil and tax litigation in progress mainly in Brazil, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
12.1.    Probable losses, provided for in the statement of financial position
The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors and based on the actual status of the lawsuit. The amount, nature and the movement of the liabilities are summarized as follows:

	Civil	Labor	Tax	Total

Balance as of December 31, 2025	37,276	108,016	69,622	214,914
Additions	24,290	45,380	3,366	73,036
Reversals	(1,027)	(2,382)	—	(3,409)
Interests	1,379	1,370	4,295	7,044
Payments	(21,802)	(28,622)	(15)	(50,439)
Balance as of June 30, 2026	40,116	123,762	77,268	241,146

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	Civil	Labor	Tax	Total

Balance as of December 31, 2024	44,462	71,492	121,452	237,406
Additions	29,983	37,516	9,768	77,267
Reversals	(4,044)	(11,278)	—	(15,322)
Interests	3,323	3,557	12,116	18,996
Payments	(27,653)	(14,932)	(48)	(42,633)
Transfer to liabilities associated with assets held for sale	—	—	(89,609)	(89,609)
Balance as of June 30, 2025	46,071	86,355	53,679	186,105
12.1.1.    Civil lawsuits
In general, provisions and contingencies arise from claims related to lawsuits of a similar nature, with individual amounts that are not considered significant. The nature of the civil litigations is categorized according to the primary business fronts of the Company. Substantial provisions are specifically summarized in two of these business domains, namely (i) acquiring, totaling R$ 21,701 as of June 30, 2026 (December 31, 2025 - R$ 21,036) and (ii) banking, totaling R$ 15,210 as of June 30, 2026 (December 31, 2025 - R$ 12,954).
The Group was involved in a securities class action related to its former credit product. The class action concluded with a settlement of R$ 145,294, of which R$ 96,618 was covered by insurers, and the full settlement amount has been paid during first quarter of 2026. Certain investors have filed an opt-out action in the Southern District of New York. The Group has moved to dismiss the opt-out action, among other reasons, on the grounds that it attempts to revive claims that were dismissed in the class action.
12.1.2.    Labor claims
In the context of Labor Courts, the Group encounters recurrent lawsuits, primarily falling in two categories: (i) labor claims by former employees and (ii) labor claims brought forth by former employees of outsourced companies contracted by the Group. These claims commonly center around issues such as the claimant’s placement in a different trade union and payment of overtime. The initial value of these lawsuits is asserted by the former employees at the commencement of the legal proceeding.
12.2.    Possible losses, not provided for in the statement of financial position
The Group is party to the following civil, labor and tax litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	June 30, 2026	December 31, 2025

Civil	60,456	58,457
Labor	14,436	10,139
Tax	333,387	320,678
	408,279	389,274

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
12.2.1.    Civil lawsuits
The Group is a party to several legal actions whose subjects are connected to its ordinary operations. Substantial contingencies are specifically summarized in two business domains: (i) software, amounting to R$ 36,356 as of June 30, 2026 (December 31, 2025 - R$ 35,240); and (ii) acquiring, amounting to R$ 9,074 as of June 30, 2026 (December 31, 2025 - R$ 8,801), Software business contingencies include those related to the Linx business before its sale. For the software domain, there is a significant indemnity lawsuit filed by an indirect supplier, for the utilization of a specific software provided by the partner, amounting to R$ 28,957 as of June 30, 2026 (December 31, 2025 - R$ 27,956).
12.2.2.    Labor claims
The Group frequently receives lawsuits through the labor courts, primarily for two categories: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies contracted by the Group (as a secondary obligor). These claims typically revolve around matters such as the claimant’s placement in a different trade union and payment of overtime. An initial value of these lawsuits is claimed by the former employees at the beginning of the proceeding. The actual amounts of possible contingencies when disbursed correspond to a fraction of the amount initially requested by the claimants – this lower fraction is calculated based on the Group’s track record of losses, considering similar cases. As the lawsuits progress, the reported risk amount may change, particularly following new court decisions.
12.2.3 Tax litigations
Between 2022 and 2026, the Group received tax assessments issued by a municipal tax authority relating to the allegedly insufficient payment of tax on services rendered. As of June 30, 2026, the updated amount is R$ 277,976 (December 31, 2025 - R$ 265,816). The cases are classified as possible loss.
12.3.    Judicial deposits
For certain contingencies, the Group has made judicial escrow deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.
The amount of the judicial deposits as of June 30, 2026 is R$20,152 (December 31, 2025 - R$16,652), which are included in Other assets in non-current assets.
13.    Equity
13.1    Issued capital
On June 30, 2026 and December 31, 2025, the Company’s issued capital totaled R$ 76. The Company has an authorized share capital of US Dollar 50 thousand, corresponding to 630,000,000 authorized shares with a par value of US Dollar 0.000079365 each. The Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
13.2.    Subscribed and paid-in capital and capital reserve
The Articles of Association provide that at any time when there are Class A common shares issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.
The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Islands Law, the balance in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Islands Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.
There were changes in the number of shares during the six month period ended June 30, 2026:

	Number of shares
	Class A	Class B	Total

As of December 31, 2025	298,006,356	16,241,164	314,247,520
Conversions	2,190,000	(2,190,000)	—
Cancellation of shares (a)	(60,832,695)	—	(60,832,695)
Vested awards (b)	269,816	—	269,816
As of June 30, 2026	239,633,477	14,051,164	253,684,641
(a)The Board approved the cancellation of shares on February 26, 2026 without change in the amount of Issued Capital.
(b)Issued to founder shareholders, as anti-dilutive shares.
13.3.    Treasury shares
Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.
During the six month period ended June 30, 2026 repurchases of outstanding Class A common shares were executed upon the programs approved by the Board detailed below:

Date of program approved by the Board of Directors	Maximum amount of repurchase approved	Amounts actually repurchased under the program (R$)	Status of the program as of June 30, 2026

May-25	2,000,000	1,946,049	Program terminated by Board decision
December-25	2,000,000	1,270,813	Authorized
The table below presents movements of treasury shares:

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	Shares	Amount (in R$ thousand)	Average price (in R$)

December 31, 2024	(28,234,942)	(1,805,896)
Repurchase of shares (a)	(40,290,069)	(2,987,034)	75.98
Shares delivered under share-based payment instruments (b)	3,182,548	201,642	66.93
December 31, 2025	(65,342,463)	(4,591,288)
Repurchase of shares (a)	(20,837,464)	(1,270,813)	60.99
Shares delivered under share-based payment instruments (b)	2,258,223	158,473	69.19
Cancellation of shares (c)	60,832,695	4,283,325	70.41
June 30, 2026	(23,089,009)	(1,420,303)
(a)On June 30, 2026, the amount related to brokerage fees is R$ 1,152 (December 31, 2025 - R$ 9,836).
(b)Including share-based compensation and contingent consideration.
(c)Measured by average cost of treasury shares on cancellation date.
13.4. Premium received on options over own shares entered into as part of the repurchase program
The Company entered into prepaid put and call option agreements, which entitled it to receive a certain number of own shares from the counterparty in case of option exercise. The options were not exercised, and the Company received back the amount paid in advance at the inception of the agreement. Premium received in the transaction as of June 30, 2026 was R$ 520 (December 31, 2025 - R$ 17,741).
13.5. Other comprehensive income (loss)
Other comprehensive income (loss) ("OCI") represents the profit or loss not reported in the statement of profit and loss being separately presented in the financial statements. This includes Company transactions and operations that are not considered realized gains or losses. The table presents the accumulated balance of each category of OCI as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value	(604,628)	(732,605)
Exchange differences on translation of foreign operations	(8,247)	(50,494)
Unrealized loss on cash flow hedge	(104,092)	(97,319)
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in fair value of equity instruments designated at fair value	291,623	291,623
Effects of hyperinflationary accounting	—	20,521
	(425,344)	(568,274)
13.6. Dividend
On April 14, 2026 StoneCo announced that its Board of Directors has approved the payment of an extraordinary cash dividend of US$ 2.53 per share of the Company (both Class A and Class B shareholders) which was paid on May 4, 2026 to shareholders of record as of April 24, 2026. The total amount paid was R$ 3,078,248, calculated based on the number of shares outstanding on the record date.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
14.    Earnings per share
Basic earnings per share is calculated by dividing net income for the period attributed to the controlling shareholders by the weighted average number of common shares outstanding during the period.
Diluted earnings per share considers the number of shares outstanding for the purposes of basic earnings plus (when dilutive) the number of potentially issuable shares.
All numbers of shares for the purpose of earnings per share are the weighted average during each period presented.
14.1.    Numerator of earnings per share
In determining the numerator of basic and diluted EPS, earnings attributable to the Group is allocated as follows:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Net income attributable to controlling shareholders from continuing operations	2,220,056	1,094,773	444,593	583,927
Numerator of basic and diluted EPS from continuing operations	2,220,056	1,094,773	444,593	583,927

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Net income attributable to controlling shareholders from discontinued operations	(68,938)	18,194	—	14,582
Numerator of basic EPS and diluted from discontinued operations (a)	(68,938)	18,194	—	14,582
(a)There were no adjustments to the numerator for discontinued operations for the purpose of calculating diluted earnings per share.
14.2.    Basic and Diluted earnings per share
The following table contains the EPS of the Group for the three and six month periods ended June 30, 2026 and 2025 (in thousands except share and per share amounts):

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Numerator of basic EPS from continuing operations	2,220,056	1,094,773	444,593	583,927
Numerator of basic EPS from discontinued operations	(68,938)	18,194	—	14,582

Weighted average number of outstanding shares	243,396,399	274,212,007	239,274,356	268,925,204
Weighted average number of contingently issuable shares with conditions satisfied	217,811	285,196	218,200	306,058
Denominator of basic EPS from continuing and discontinued operations	243,614,210	274,497,203	239,492,556	269,231,262

Basic earnings per share from continuing operations - R$	9.11	3.99	1.86	2.17
Basic earnings per share from discontinued operations - R$	(0.28)	0.07	—	0.05

Numerator of diluted EPS from continuing operations	2,220,056	1,094,773	444,593	583,927
Numerator of diluted EPS from discontinued operations	(68,938)	18,194	—	14,582

Denominator of basic EPS from continuing and discontinued operations	243,614,210	274,497,203	239,492,556	269,231,262
Share-based instruments (a)	5,678,647	5,869,111	5,895,363	6,673,537
Denominator of diluted EPS from continuing and discontinued operations	249,292,857	280,366,314	245,387,919	275,904,799

Diluted earnings per share from continuing operations - R$	8.91	3.90	1.81	2.12
Diluted earnings per share from discontinued operations - R$ (b)	(0.28)	0.06	—	0.05

(a) Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments.
(b)For discontinued operations, the denominator of diluted EPS is consistent with that of continuing operations, as dilution is assessed based on the denominator from continuing operations.
14.3.    Detail of potentially issuable common shares for purposes of Diluted EPS
The potentially issuable common shares consider the difference between the issuable shares under share-based instruments and the number of shares that potentially be purchased at the weighted average market price of the shares during the period with the amount of future compensation expense of those share-based instruments, as presented as follows:

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Total weighted average shares issuable under share-based payment plans for which performance conditions have already been met	11,883,084	13,818,879	12,118,853	13,616,475
Total weighted average shares that could have been purchased: compensation expense to be recognized in future periods divided by the weighted average market price of Company’s shares	(6,622,742)	(8,082,373)	(6,206,345)	(7,075,543)
Other total weighted average shares potentially issuable for no additional consideration	—	132,605	—	132,605
Share-based instruments	5,260,342	5,869,111	5,912,508	6,673,537

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
15.    Revenue and income
15.1.    Timing of revenue recognition
Net revenue from transaction activities and other services and discount fees charged for the prepayment of accounts payable to clients are recognized at a point in time, except for membership fees which are recognized over time. All other revenue and income are recognized over time.
The Group has recognized revenue to membership fees in the amount of R$ 81,634 in the six months ended June 30, 2026 (R$ 123,131 six months ended June 30, 2025).
Net revenue from transaction activities and other services includes membership fee mentioned above and R$ 23,525 of registry business fee in the six months ended June 30, 2026 (R$ 28,578 in six months ended June 30, 2025).
15.2. Seasonality of operations
The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.
16.    Expenses by nature

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Personnel expenses	1,292,102	1,346,259	625,551	690,971
Transaction and client services costs (a)	935,571	701,453	558,690	347,692
Provision for expected credit losses of loans operations	353,813	116,275	187,558	82,289
Marketing expenses and sales commissions (b)	524,558	508,492	264,710	250,273
Depreciation and amortization (Note 9.2)	463,361	439,149	225,475	226,949
Third party services	119,905	115,175	58,560	63,716
Other	172,997	136,630	96,080	55,383
	3,862,307	3,363,433	2,016,624	1,717,273

(a)Includes transaction and client services costs, card transaction capturing services, card transaction and settlement processing services, logistics costs, software operational costs, payment scheme fees, cloud services as well allowance for expected losses on trade receivables and receivables from issuers amount of R$ 306,721 for six months ended June 30, 2026 and R$ 256,032 for three months ended June 30, 2026 ( R$ 73,633 for six months ended June 30, 2025 and R$ 37,002 for three months ended June 30, 2025).
(b)Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
17. Financial expenses, net

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Finance cost of sale of receivables	880,717	1,145,320	449,957	524,158
Cost of debts and deposits	1,305,924	963,108	641,458	528,907
Other	(761)	70,385	(10,150)	38,782
	2,185,880	2,178,813	1,081,265	1,091,847
18.    Employee benefits
18.1.    Share-based payment plans
The Group has equity settled share-based payment instruments, under which management grants shares to employees and non-employees depending on the strategy of the Group. The following table outlines the key share-based awards movements - in number of shares - as of June 30, 2026 and December 31, 2025.

	Equity
	RSU	PSU	Option	Total

Number of shares
As of December 31, 2024	12,703,778	5,891,383	43,773	18,638,934
Granted	3,414,363	526,761	—	3,941,124
Cancelled	(805,687)	(259,689)	—	(1,065,376)
Delivered	(2,942,878)	—	—	(2,942,878)
As of June 30, 2025	12,369,576	6,158,455	43,773	18,571,804

As of December 31, 2025	11,306,955	6,239,923	43,773	17,590,651
Granted (a) (b)	6,247,840	1,228,870	—	7,476,710
Cancelled (c)	(572,217)	(426,779)	—	(998,996)
Delivered (d)	(2,800,656)	(566,815)	—	(3,367,471)
As of June 30, 2026	14,181,922	6,475,199	43,773	20,700,894

(a)RSU’s granted with an average grant-date fair value of R$ 73.09. (includes 2,636,281 granted in accordance with the terms of the awards to holders as dividend equivalents upon the distribution of dividends in the period).
(b)PSU’s granted with an average grant-date fair value of R$ 12.94. (includes 1,167,695 granted in accordance with the terms of the awards to holders as dividend equivalents upon the distribution of dividends in the period).
(c)On June 30, 2026, 18,573 vested RSUs were pending settlement.
(d)The delivery of the period net of withholding taxes represents 2,258,223 treasury shares.
18.1.1 Share-based payment expenses
The total expense related to share-based plans, including taxes and social charges, recognized as Other income (expenses), net for the programs was R$ 116,821 for six months ended June 30, 2026 and 59,213 for three months ended June 30, 2026 (R$ 171,768 for six months ended June 30, 2025 and 91,755 for three months ended June 30, 2025).

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
19.    Other disclosures on cash flows
19.1. Non-cash transactions
19.1.1.    Operating activities

	Six months ended June 30,
	2026	2025

Changes in the fair value of accounts receivable from card issuers at FVOCI	(187,743)	265,219
19.1.2.    Investing activities

	Six months ended June 30,
	2026	2025

Property and equipment and intangible assets acquired through lease (Note 9.1 and 10.1)	15,676	43,027
19.1.3.    Financing activities

	Six months ended June 30,
	2026	2025

Unpaid consideration for acquisition of non-controlling shares	344	579
19.2. Items breakdown
19.2.1.    Fair value adjustment in financial instruments designated at FVPL

	Six months ended June 30,
	2026	2025

Adjustment on FIDC and bank borrowings designated for fair value hedge (Note 5.6.2)	37,345	(184,483)
Fair value adjustment on equity securities designated at FVPL	—	(11,790)
Fair value adjustment in financial instruments designated at FVPL	37,345	(196,273)
19.2.2.    Interest income received, net of costs

	Six months ended June 30,
	2026	2025

Interest income received on prepayment of accounts payable to clients	4,683,814	4,457,138
Finance cost of sale of receivables (Note 17)	(880,717)	(1,145,320)
Interest income received, net of costs	3,803,097	3,311,818

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
19.2.3.    Purchases of property and equipment

	Six months ended June 30,
	2026	2025

Additions of property and equipment (Note 9.1)	(381,757)	(470,394)
Additions of right of use (Note 9.1)	15,676	43,026
Payments from previous period	(50,332)	(57,413)
Purchases not paid at period end	69,698	93,250
Purchases of property and equipment	(346,715)	(391,531)

19.2.4.    Purchases and development of intangible assets

	Six months ended June 30,
	2026	2025

Additions of intangible assets (Note 10.1)	(184,978)	(228,990)
Additions of right of use (Note 10.1)	—	1
Payments from previous period	(3,739)	(5,015)
Purchases not paid at period end	2,013	2,632
Service and operating rights	—	16,418
Purchases and development of intangible assets	(186,704)	(214,954)
19.2.5.    Proceeds from the disposal of non-current assets

	Six months ended June 30,
	2026	2025

Net book value of disposed assets	3,654,785	47,586
Net book value of disposed leases	(24,778)	(21,420)
Gain (loss) on disposal of property and equipment and intangible assets	(34,621)	35,240
Disposal of Software business property, equipment and intangible assets	(3,568,065)	—
Disposal of corporate assets	—	(41,865)
Outstanding balance	(26,722)	(19,475)
Proceeds from disposal of non-current assets	599	66
20. Disposal group classified as held for sale and discontinued operations
In the second quarter of 2025, the Group entered into two separate agreements to sell Linx Sistemas e Consultoria Ltda (“Linx Sistemas”) and certain other software assets (“Software Businesses"), and SimplesVet Tecnologia S.A. (“Simplesvet”), resulting in the classification of both businesses as held for sale. The transactions have also been classified as discontinued operations. Therefore, the statement of profit or loss presents the net results of continuing and discontinued operations separately for each period presented, with prior periods reclassified accordingly.
The entities comprised in the Software Businesses are listed below:
•Linx Software Participações em Tecnologia S.A.
•Linx Sistemas e Consultoria Ltda

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
•Linx Telecomunicações Ltda
•Linx Automotivo Ltda
•Linx Commerce Ltda
•Linx People Ltda
•Linx Saúde Ltda
•Sponte Educação Ltda
•Napse S.R.L.
•Napse Uruguay SAS
•Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada
•Synthesis Holding LLC
•Synthesis US LLC
•Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable
•Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable
20.1. Software Businesses and Simplesvet
In the second quarter of 2025, the Board of Directors approved the plan to sell Software Businesses and Simplesvet. Both sales were expected to be completed within a year from the reporting date so were classified as a disposal group held for sale. These businesses together represent a major part of our Software operating segment and as a result met the requirements to be classified as discontinued operations. The Software segment continues to be one of the segments disclosed in the financial statements comprised of other businesses that do not meet the criteria for either assets held for sale or discontinued operations.
Immediately before the classification of the businesses as discontinued operation and at each reporting date, the recoverable amount was estimated for assets included in the disposal group. An impairment loss of R$ 157,991 was identified as of December 31, 2025 and was recognized as part of discontinued operations.
Estimating the fair value implies assumptions and estimates that require judgment. In estimating such fair value we have considered the terms of the agreements we entered into as well as estimates about expected timing of the disposals which impact the estimated proceeds of the sale and as well as its discount to present value as of the date of the impairment test. While actual date of the disposal may differ from this estimate of fair value we expect any difference will not result in significant effect in the impairment test performed.
In the third quarter of 2025, the agreement to sell Simplesvet was concluded and the sale resulted in a gain of R$ 56,588.
The Software Businesses transaction was approved without restrictions by the Brazilian Administrative Council for Economic Defense (CADE) on January 30, 2026, and closed on February 27, 2026. The total amount received was R$ 3,272,193, and the final accounting effects of the disposal resulted in a loss of R$ 28,717.
The major classes of assets included in the disposal group classified as held for sale as well as the liabilities directly associated with those assets are presented below.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

December 31, 2025

Assets
Cash and cash equivalents	230,643
Trade accounts receivable	171,652
Recoverable taxes	9,173
Other assets	49,177
Deferred tax assets	3,704
Property and equipment	67,009
Intangible assets	3,491,465
Total assets classified as held for sale	4,022,823

Liabilities
Trade accounts payable	54,954
Other debt instruments	21,369
Deferred tax liabilities	434,903
Labor and social security liabilities	115,923
Taxes payable	38,957
Provision for contingencies	96,267
Other liabilities	30,633
Total liabilities associated with assets held for sale	793,006
The accumulated balances of other comprehensive income recognized within equity associated with assets held for sale are presented below:

December 31, 2025

Amounts included in accumulated OCI to be recognized in income upon disposal of the businesses
Net monetary position in hyperinflationary economies	20,578
Exchange differences on translation of foreign operations	(52,779)
Total other comprehensive loss associated with assets held for sale	(32,201)
The effects of discontinued operations on the statement of profit or loss of the periods are presented below:

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026 (a)	2025

Net revenue from transaction activities and other services	9,637	44,445	—	20,838
Net revenue from subscription services and equipment rental	183,564	554,972	—	277,615
Other financial income	1,251	16,520	—	8,342
Total revenue and income from discontinued operations	194,452	615,937	—	306,795

Cost of services	(94,957)	(286,642)	—	(138,571)
Administrative expenses	(38,761)	(128,200)	—	(58,051)
Selling expenses	(52,921)	(136,908)	—	(71,165)
Financial expenses, net	(4,909)	(18,320)	—	(8,596)
Other income (expenses), net	(81,114)	(10,958)	—	(5,063)
	(272,662)	(581,028)	—	(281,446)

Profit before income taxes from discontinued operations	(78,210)	34,909	—	25,349

Current income tax and social contribution	23,447	(20,033)	—	(10,569)
Deferred income tax and social contribution	(14,175)	6,005	—	1,032
Net income (loss) for the period from discontinued operations	(68,938)	20,881	—	15,812

(a) Since the sale of the Software Business Unit was concluded in February 2026, there are no balances to report for the second quarter.
Discontinued operations on the statement of cash flows of the periods are presented below:

	Six months ended June 30,
	2026	2025

Net cash provided by (used in) operating activities	(49,733)	108,783
Net cash provided by (used in) investing activities	46,166	(94,954)
Net cash used in financing activities	(764)	(10,013)
Effect of foreign exchange on cash and cash equivalents	9,856	(8,335)
Change in cash and cash equivalents	5,525	(4,519)
21. Operating segments
The Company evaluates the operational performance of its businesses considering its long-term strategy and the correlation between the operational nature of the services provided. This approach aims to achieve the Group's strategy, which, in addition to financial services, focuses on empowering its clients (entrepreneurs) with the capability to monitor, manage, and scale their own businesses. In the fourth quarter of 2025, the Group evaluated its business and reported its results under a single operating segment view.
In March 2026, management reassessed the internal reporting structure used to monitor the Group's operational performance. As a result, the operations were segregated into (i) the results of the financial services businesses and (ii) the results of other businesses considered adjacent to the core financial services.
Accordingly, the Group's operating and reportable segments are now "Financial services" and "Other solutions", comprised as follows:

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
•Financial services: financial services solutions serving Micro, Small and Medium Businesses (MSMBs) and Large Accounts, consisting mainly of payments solutions, digital banking, credit, insurance, and registry of receivables (TAG).
•Other solutions: solutions that include ERP software, CRM, engagement tools, Ads solutions, and hubs.
The Group uses Adjusted net income (loss) as the measure reported to the Chief Operating Decision Maker (“CODM”), which comprises the Chief Executive Officer ("CEO”) and the Board of Directors, about the performance of each segment.

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
21.1. Statement of profit or loss by segment

	Six months ended June 30, 2026		Three months ended June 30, 2026
	Financial services	Other solutions	Financial services	Other solutions

Total revenue and income	6,943,009	222,398	3,473,929	113,454

Cost of services	(1,852,621)	(82,078)	(901,186)	(44,531)
Administrative expenses	(354,127)	(47,086)	(177,534)	(24,001)
Selling expenses	(1,036,766)	(50,716)	(522,550)	(21,846)
Financial expenses, net	(2,175,994)	(3,086)	(1,076,341)	(1,497)
Other income (expenses), net	(224,877)	717	(121,091)	275
Total adjusted expenses	(5,644,385)	(182,249)	(2,798,702)	(91,600)

Gain (loss) on investment in associates	—	(614)	—	93
Adjusted profit before income taxes	1,298,624	39,535	675,227	21,947

Income taxes and social contributions	(202,374)	(3,914)	(111,721)	(2,707)
Adjusted net income for the period	1,096,250	35,621	563,506	19,240

	Six months ended June 30, 2025		Three months ended June 30, 2025
	Financial services	Other solutions	Financial services	Other solutions

Total revenue and income	6,679,330	182,390	3,406,061	94,857

Cost of services	(1,579,770)	(56,412)	(819,817)	(30,573)
Administrative expenses	(355,550)	(56,941)	(186,861)	(28,031)
Selling expenses	(1,015,666)	(42,687)	(508,507)	(22,492)
Financial expenses, net	(2,169,396)	(3,972)	(1,087,273)	(1,769)
Other income (expenses), net	(223,337)	(505)	(111,461)	351
Total adjusted expenses	(5,343,719)	(160,517)	(2,713,919)	(82,514)

Loss on investment in associates	—	(138)	—	(499)
Adjusted profit before income taxes	1,335,611	21,735	692,142	11,844

Income taxes and social contributions	(261,294)	32,769	(134,248)	28,411
Adjusted net income for the period	1,074,317	54,504	557,894	40,255

Notes to Unaudited interim condensed consolidated financial statements
June 30, 2026
(In thousands of Brazilian Reais)
21.2. Reconciliation of segment adjusted net income for the period with net income in the consolidated financial statements

	Six months ended June 30,
	2026	2025
Adjusted net income – Financial services	1,096,250	1,074,317
Adjusted net income (loss) – Other solutions	35,621	54,504
	1,131,871	1,128,821

Adjustments from adjusted net income to consolidated net income (loss)
Amortization of fair value adjustment related to acquisitions (a)	(21,901)	(22,551)
Deferred tax asset on tax goodwill recognized on acquisition of Linx (b) (Note 8.1 and 8.3)	1,242,596	—
Allowance for expected losses on selected card issuers (c)	(200,318)	—
Other income (loss) (d)	666	(15,459)
Tax effect on adjustments	77,302	8,034
Consolidated net income	2,230,216	1,098,845
(a)Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.
(b)The Company excludes this amount to determine adjusted net income since it considers the effect related to the original acquisition of Linx in order to be consistent with the exclusion of effects in income related to acquisitions and disposal of businesses. Future deferred tax expense resulting from the derecognition of the deferred tax asset will also be eliminated in determining adjusted net income.
(c)The Company excludes this amount in determining adjusted net income as we consider this particular loss as unusual, non-recurring event considering regulatory changes about responsibility of cards schemes in the events of non-compliance by card issuers.
(d)Consists of the fair value adjustment related to associates call option, earn-out interests related to acquisitions, gains or losses on the divestment of assets and remeasurement of previously held equity in associates.